1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 9, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)

File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

As discussed during a July 6, 2009 telephone conversation, you requested that the Registrant submit written correspondence describing certain proposed disclosure changes to Post-Effective Amendment No. 1 to its registration statement on Form N-1A, as filed June 1, 2009 (“PEA 1”), to register, in relevant part, the PIMCO Long Maturity U.S. TIPS Index Fund and the PIMCO Short Maturity U.S. TIPS Index Fund (each a “Fund,” together the “Funds”), each a new series of the Registrant. The Registrant intends to incorporate the revised disclosure described below in a future amendment to its registration statement, to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, on or before August 17, 2009 (“Future Amendment”).

With respect to the PIMCO Long Maturity U.S. TIPS Index Fund, the name of the Fund has changed to “PIMCO 15+ Year U.S. TIPS Index Fund” and the underlying index for this Fund is now The Merrill Lynch 15+ Year US Inflation-Linked Treasury IndexSM in lieu of The Merrill Lynch 10+ Year US Inflation-Linked Treasury IndexSM as disclosed in PEA 1.

With respect to the PIMCO Short Maturity U.S. TIPS Index Fund, the name of the Fund has changed to “PIMCO 1-5 Year U.S. TIPS Index Fund” and the underlying index for this Fund is now The Merrill Lynch 1-5 Year US Inflation-Linked Treasury IndexSM in lieu of The Merrill Lynch 1-10 Year US Inflation-Linked Treasury IndexSM as disclosed in PEA 1.

The Fund name and index name changes reflect a modification in each Fund’s target maturity range only. All other aspects of the Funds’ underlying index disclosure, as provided in the Future Amendment, will be substantially similar to the disclosure provided in PEA 1 except for the index name changes and corresponding changes to the underlying indexes’ target maturity ranges. The Registrant will incorporate applicable disclosure changes throughout the Prospectus and Statement of Additional Information, as needed, to reflect the Fund name and index name changes described above.

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA    Beijing     Hong Kong

Brion R. Thompson July 9, 2009 Page 2

Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng
Douglas P. Dick